信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/CS-1524

RECEIVED
2005 NOV -1 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 October 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of a Circular dated 21 October 2005 on "Discloseable Transaction – Formation of a Joint Venture".

For your information, the said circular is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

[redacted]

05012172

Fanny Cheng
Deputy Company Secretary

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Discloseable Transaction-Circular\Letter - ADR.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Tsim Sha Tsui Properties Limited** and/or **Sino Land Company Limited**, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

DISCLOSEABLE TRANSACTION

FORMATION OF A JOINT VENTURE

A letter from the Board is set out on pages 4 to 8 of this circular.

21st October 2005

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the meanings as set out below:

"Announcement"	the joint announcement of TST Properties and Sino Land dated 3rd October 2005 in relation to the formation of a joint venture which constitutes a discloseable transaction under Chapter 14 of the Listing Rules
"Best Profit"	Best Profit Limited, a company incorporated in Hong Kong
"Bestwise"	Bestwise Resources Limited, a company incorporated in the British Virgin Islands, which is owned as to 50% by Sino Land, 25% by Chinese Estates and 25% by Nan Fung
"Board(s)"	the respective board(s) of Directors
"Chinese Estates"	Chinese Estates Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on the main board of the Stock Exchange
"Chinese Estates Group"	Chinese Estates and its subsidiaries
"Circular"	this circular in relation to the formation of Bestwise
"Directors"	the respective directors of TST Properties and Sino Land
"Fine Famous"	Fine Famous Limited, an indirect wholly-owned subsidiary of Chinese Estates incorporated in Hong Kong
"Glory Top"	Glory Top Development Limited, a direct wholly-owned subsidiary of Nan Fung incorporated in Hong Kong
"Government"	the Government of Hong Kong
"Hoi Ting Road Land"	the piece of land with a site area of 79,621 sq. feet located at Kowloon Inland Lot No. 11168, Hoi Ting Road, West Kowloon Reclamation Area
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Junction of Hoi Wang Road and Hoi Ting Road Land"	the piece of land with a site area of 66,511 sq. feet located at Kowloon Inland Lot No. 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon Reclamation Area
"JV Partners"	the three joint venture partners of Bestwise, being Sino Land, Chinese Estates and Nan Fung
"King Chance"	King Chance Development Limited, a direct wholly-owned subsidiary of Sino Land incorporated in Hong Kong
"Land Costs"	the aggregate bidding price for the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land amounting to HK$5.92 billion
"Lands"	Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land
"Latest Practicable Date"	17th October 2005, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange in force for the time being
"Nan Fung"	Nan Fung Development Limited, a company incorporated in Hong Kong
"PRC"	the People's Republic of China
"Projects"	the development of the Lands by the JV Partners into residential and retail properties with a total residential gross floor area of 517,533 sq. feet and 432,314 sq. feet and non-residential gross floor area of 79,621 sq. feet and 66,511 sq. feet for Hoi Ting Road Land and Junction of Hoi Wang Road and Hoi Ting Road Land respectively
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shareholders"	the shareholders of TST Properties and Sino Land

"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Sino Land Group"	Sino Land and its subsidiaries
"Sino Land Shares"	ordinary shares of nominal value of HK$1.00 each in the share capital of Sino Land
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the formation of Bestwise by the JV Partners
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"TST Properties Group"	TST Properties and its subsidiaries
"TST Properties Shares"	ordinary shares of nominal value of HK$0.20 each in the share capital of TST Properties
"Union Empire"	Union Empire Limited, a company incorporated in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Directors of Tsim Sha Tsui Properties Limited:
Robert NG Chee Siong, *Chairman*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
Steven ONG Kay Eng*
Raymond TONG Kwok Tung
Daryl NG Win Kong

Registered office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

Directors of Sino Land Company Limited:
Robert NG Chee Siong, *Chairman*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

Registered office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

\# *Non-executive Director*
* *Independent Non-executive Directors*

21st October 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

Reference is made to the Announcement in which the Boards announced that on 27th September 2005, Sino Land, Chinese Estates and Nan Fung entered into a joint venture through the formation of Bestwise, a new joint venture company incorporated in the British Virgin Islands. Bestwise is owned as to 50% by King Chance (a direct wholly-owned subsidiary of Sino Land), 25% by Fine Famous (an indirect wholly-owned subsidiary of Chinese Estates) and 25% by Glory Top (a direct wholly-owned subsidiary of Nan Fung). The purpose of Bestwise is to own and develop the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land into residential and retail properties through its wholly-owned subsidiaries Best Profit and Union Empire respectively.

The formation of Bestwise constitutes a discloseable transaction under Chapter 14 of the Listing Rules as the applicable percentage ratios under Rule 14.07 of the Listing Rules exceed 5% but are below 25%.

The purpose of this Circular is to provide you with further information regarding the formation of Bestwise as required under Chapter 14 of the Listing Rules.

2. THE TRANSACTION

On 27th September 2005, Sino Land, Chinese Estates and Nan Fung entered into a joint venture through the formation of Bestwise, a new joint venture company incorporated in the British Virgin Islands. Bestwise is owned as to 50% by Sino Land, 25% by Chinese Estates and 25% by Nan Fung (in each case through their respective wholly-owned subsidiaries). The purpose of Bestwise is to undertake the Projects through its wholly-owned subsidiaries, Best Profit and Union Empire.

On 27th September 2005, Best Profit and Union Empire successfully bid for the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land from the Government for the bidding price of HK$3.19 billion and HK$2.73 billion respectively.

The total capital commitment in terms of the initial transaction for the Projects to be contributed by Sino Land amounts to 50% of the Land Costs. The total capital commitment in respect of the future costs for the Projects has not been confirmed as at the Latest Practicable Date. TST Properties and Sino Land will monitor the amount of total commitment from time to time and comply with any requirements under the Listing Rules, where necessary.

3. THE JOINT VENTURE ENTITY – BESTWISE

3.1 Certain Corporate Information

a.	Date of incorporation	:	5th September 2005
b.	Issued share capital	:	US$100 divided into 100 shares of US$1.00 each. 50 shares were allotted and issued at par for cash to King Chance, 25 shares were allotted and issued at par for cash to Fine Famous, and 25 shares were allotted and issued at par for cash to Glory Top, in each case on 27th September 2005.

c. Constitution of the board : a total of eight directors, of which four are appointed by Sino Land (through King Chance), two are appointed by Chinese Estates (through Fine Famous) and two are appointed by Nan Fung (through Glory Top), or such number of directors as agreed by the JV Partners in proportion to their respective shareholdings in Bestwise.

3.2 Principal Activity

Bestwise is an investment holding company. It is a joint venture entity formed by King Chance, Fine Famous and Glory Top, being the wholly-owned subsidiaries of Sino Land, Chinese Estates and Nan Fung respectively to undertake the Projects on a 50/25/25 basis, through its two wholly-owned subsidiaries, Best Profit and Union Empire.

3.3 Funding Requirements

The JV Partners shall severally procure to make available to Bestwise all fundings for the Projects on a 50/25/25 basis. Future fundings of Bestwise will be by way of external borrowing and the contributions from the JV Partners in proportion to their respective shareholdings. Sino Land will fund its contribution by internal resources and bank borrowing. As at the Latest Practicable Date, Sino Land has not committed to any funding amount other than 50% of the Land Costs. TST Properties and Sino Land will monitor the amount of total commitment from time to time and comply with any requirements under the Listing Rules, where necessary.

3.4 Accounting Treatment

Bestwise will be recorded in the financial statements of TST Properties and Sino Land using the equity method of accounting in accordance with the Hong Kong Financial Reporting Standards. The indirect shareholding interest in Bestwise will be disclosed as "interests in associates" on the balance sheet, and any profit and loss of Bestwise as "results attributable to associates" in the income statement, in each case of TST Properties and Sino Land respectively.

3.5 Profit Sharing

It is expected that any profit of the Projects is to be ultimately shared by the JV Partners pro-rated on a 50/25/25 basis.

3.6 Joint Venture Agreement

It is intended that a joint venture agreement incorporating the material terms set out above will be entered into between the JV Partners as soon as practicable. In the event that the provisions of such joint venture agreement are inconsistent with the material terms set out above, Sino Land and TST Properties will make a further announcement as soon as practicable after signing of the joint venture agreement.

4. FINANCIAL EFFECT OF THE TRANSACTION

On the basis of the initial capital commitment in the amount of 50% of the Land Costs, the Directors expect that the Transaction would not have any immediate material effect on the earnings, net asset value and liabilities of TST Properties and Sino Land.

5. REASONS FOR AND BENEFITS OF THE TRANSACTION

One of the main business areas of the Sino Land Group is property development and investment in Hong Kong. The formation of a joint venture for the purpose of undertaking the Projects is a continuation of the Sino Land Group's principal activity in Hong Kong with other business partners.

The addition of the Hoi Ting Road Land and the Junction of Hoi Wang Road and Hoi Ting Road Land to the landbank of the Sino Land Group for development into residential and retail properties is consistent with one of the core business strategies of the Sino Land Group. The Lands will be developed into luxurious residential and retail complex with fully-fledged club-house, amenity facilities and car park spaces.

6. INFORMATION ON TST PROPERTIES AND SINO LAND

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

7. INFORMATION ON CHINESE ESTATES AND NAN FUNG

The principal activities of the Chinese Estates Group are property development and trading, property leasing, money lending and securities investment, investment holding and brokerage.

The principal businesses of Nan Fung are investment holding, financing and property investment.

Nan Fung is a company beneficially owned by Mr. Chen Din Hwa who also beneficially owns 7.55% of the issued share capital of Sino Land as at the Latest Practicable Date according to the register kept pursuant to the SFO. Both Chinese Estates and Nan Fung have previously entered into joint ventures for land development projects with associated companies of Sino Land.

Based on the above information provided by Chinese Estates and Nan Fung and to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of Chinese Estates and Nan Fung is an independent third party not connected with the directors, substantial shareholders and chief executives of Sino Land and TST Properties, their respective subsidiaries and their respective associates (as defined in the Listing Rules).

8. GENERAL

Your attention is also drawn to the general information set out in the Appendix of this Circular.

Yours faithfully,
By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

Yours faithfully,
By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to TST Properties and Sino Land. The directors of TST Properties collectively and individually accept full responsibility for the accuracy of the information contained in this Circular (so far as that relates to the TST Properties Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts (so far as that relates to the TST Properties Group) the omission of which would make any statement herein misleading. The directors of Sino Land collectively and individually accept full responsibility for the accuracy of the information contained in this Circular (so far as that relates to the Sino Land Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts (so far as that relates to the Sino Land Group) the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

2.1 Directors' interests in shares and debt securities of Sino Land and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of Sino Land in the Sino Land Shares, underlying shares and debentures of Sino Land and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to Sino Land and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") to be notified to Sino Land and the Stock Exchange were as follows:

(a) Long positions in Sino Land Shares

Name of Directors	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,677,456	Beneficial owner of 119,551 shares and spouse interest in 2,557,905 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%

Name of Directors	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Daryl Ng Win Kong	68,532	Beneficial owner	≃0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–

(b) ***Long positions in shares of associated corporations***

(i) *Holding company*

TST Properties

Name of Directors	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	534,469	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃0%
Mr. Daryl Ng Win Kong	–	–	–
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of ordinary shares		% of issued share capital
Better Chief Limited	50	*(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(Notes 1 & 3)*	100%
Dramstar Company Limited	440	*(Notes 1 & 4)*	44%
Empire Funds Limited	1	*(Notes 1 & 5)*	50%
Erleigh Investment Limited	110	*(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1	*(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5	*(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000	*(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10	*(Notes 1 & 5)*	50%
Jade Result Limited	500,000	*(Notes 1 & 5)*	50%
Jumbo Funds Limited	1	*(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2	*(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000	*(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(Notes 1 & 5)*	50%
Silver Link Investment Limited	10	*(Notes 1 & 5)*	50%
Sino Club Limited	2	*(Note 9)*	100%
Sino Parking Services Limited	450,000	*(Note 10)*	50%
Sino Real Estate Agency Limited	50,000	*(Note 10)*	50%

Notes:

1. Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.

2. The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.

3. The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.

4. The shares were held by Jade Result Limited, a company 50% controlled by Osborne.

5. The share(s) was (were) held by Osborne.

6. The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.

7. The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.

8. The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.

9. The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

10. The shares were held by Deansky Investments Limited.

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors of Sino Land had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of Sino Land or its associated corporations which were required to be notified to Sino Land and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by Sino Land referred to therein, or which were required, pursuant to the Model Code, to be notified to Sino Land and the Stock Exchange.

2.2 Substantial shareholders' and other shareholders' interests in Sino Land

As at the Latest Practicable Date, pursuant to the register kept by Sino Land under Section 336 of the SFO, the following persons had an interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions in Sino Land Shares

Name of substantial shareholders	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	2,366,683,367 *(Notes 1 & 5)*	Beneficial owner of 25,270,784 shares, spouse interest in 3,365,287 shares and interest of controlled corporations in 2,338,047,296 shares	54.95%
TST Properties	2,277,653,675 *(Notes 1(a), 1(b) & 5)*	Beneficial owner of 1,069,366,238 shares and interest of controlled corporations in 1,208,287,437 shares	52.88%

Name of other shareholders	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Chen Din Hwa	325,497,734 *(Notes 2 & 4)*	Interest of a controlled corporation	7.55%
Ms. Chen Yang Foo Oi	325,497,734 *(Notes 2, 3 & 4)*	Spouse interest	7.55%
Xing Feng Investments Limited	325,497,734 *(Notes 2 & 4)*	Interest of a controlled corporation	7.55%
Nice Cheer Investment Limited	325,497,734 *(Notes 2 & 4)*	Beneficial owner	7.55%
Solid Capital Holdings Limited	260,649,232	Security interest in 260,507,363 shares and beneficial owner of 141,869 shares	6.05%
Spangle Investment Limited	285,487,538 *(Note 5)*	Beneficial owner	6.62%

Notes:

1. As regards 2,338,047,296 shares held by controlled corporations:

   (a) 1,069,366,238 shares were held by TST Properties which was 71.73% controlled by Mr. Ng Teng Fong;

   (b) (i) 32,788,092 shares were held by Orchard Centre Holdings (Pte) Limited in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of TST Properties, had a 95.23% control; and

   (ii) 1,175,499,345 shares were held through the wholly-owned subsidiaries of TST Properties (including 285,487,538 shares held by Spangle Investment Limited (Note 5)); and

   (c) 60,393,621 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 887 shares by Fanlight Investment Limited, 25,401,433 shares by Karaganda Investments Inc., 1,117,580 shares by Orient Creation Limited, 5,302,349 shares by Strathallan Investment Limited, 15,981,356 shares by Strong Investments Limited, 12,315,217 shares by Tamworth Investment Limited and 274,799 shares by Transpire Investment Limited.

2. The long position in 325,497,734 shares was held by Nice Cheer Investment Limited ("Nice Cheer"), a company 100% controlled by Xing Feng Investments Limited ("Xing Feng") which was in turn 100% controlled by Mr. Chen Din Hwa.

3. Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.

4. The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng and Nice Cheer were duplicated.

5. 285,487,538 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of TST Properties and were duplicated in the interests of Mr. Ng Teng Fong and TST Properties.

Save as disclosed in this Circular, the Directors and chief executive of Sino Land are not aware of any person who, as at the Latest Practicable Date, had any interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors or chief executive of Sino Land, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Sino Land Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued share capital of the subsidiaries of Sino Land	**Name of subsidiary of Sino Land**	**% of issued share capital held by that shareholder**
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station Construction Limited *(Note 3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited *(Note 3)*	40%

Notes:

1. This company was a wholly-owned subsidiary of Kerry Properties Limited.

2. The company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.

3. These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.

2.3 Directors' interests in shares and debt securities of TST Properties and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of TST Properties in the TST Properties Shares, underlying shares and debentures of TST Properties and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to TST Properties and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code to be notified to TST Properties and the Stock Exchange were as follows:

(a) Long positions in TST Properties Shares

Name of Directors	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	534,469	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≈0%
Mr. Daryl Ng Win Kong	–	–	–
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Mr. Steven Ong Kay Eng	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–

(b) Long positions in shares of associated corporations

(i) Subsidiary company

Sino Land

Name of Directors	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,677,456	Beneficial owner of 119,551 shares and spouse interest in 2,557,905 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Daryl Ng Win Kong	68,532	Beneficial owner	≈0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Mr. Steven Ong Kay Eng	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of ordinary shares		% of issued share capital
Better Chief Limited	50	*(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(Notes 1 & 3)*	100%
Dramstar Company Limited	440	*(Notes 1 & 4)*	44%
Empire Funds Limited	1	*(Notes 1 & 5)*	50%
Erleigh Investment Limited	110	*(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1	*(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5	*(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000	*(Notes 1 & 6)*	50%

Name of associated companies	Number of ordinary shares		% of issued share capital
Island Resort Estate Management Company Limited	10	*(Notes 1 & 5)*	50%
Jade Result Limited	500,000	*(Notes 1 & 5)*	50%
Jumbo Funds Limited	1	*(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2	*(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000	*(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(Notes 1 & 5)*	50%
Silver Link Investment Limited	10	*(Notes 1 & 5)*	50%
Sino Club Limited	2	*(Note 9)*	100%
Sino Parking Services Limited	450,000	*(Note 10)*	50%
Sino Real Estate Agency Limited	50,000	*(Note 10)*	50%

Notes:

1. Osborne was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.

2. The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.

3. The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.

4. The shares were held by Jade Result Limited, a company 50% controlled by Osborne.

5. The share(s) was (were) held by Osborne.

6. The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.

7. The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.

8. The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.

9. The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

10. The shares were held by Deansky Investments Limited.

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors of TST Properties had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of TST Properties or its associated corporations which were required to be notified to TST Properties and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by TST Properties referred to therein, or which were required, pursuant to the Model Code, to be notified to TST Properties and the Stock Exchange.

2.4 Substantial shareholders' and other shareholders' interests in TST Properties

As at the Latest Practicable Date, pursuant to the register kept by TST Properties under Section 336 of the SFO, the following persons had an interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions in TST Properties Shares

Name of substantial shareholders	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	999,239,066 *(Notes 1 & 2)*	Beneficial owner of 79,117,482 shares, spouse interest in 61,885 shares and interest of controlled corporations in 920,059,699 shares	71.73%
Strathallan Investment Limited	254,158,923 *(Note 2)*	Beneficial owner	18.24%
Tamworth Investment Limited	379,272,606 *(Note 2)*	Beneficial owner	27.22%

Name of other shareholders	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Fanlight Investment Limited	95,350,050 *(Note 2)*	Beneficial owner	6.84%
Nippomo Limited	129,225,276 *(Note 2)*	Beneficial owner	9.27%
Solid Capital Holdings Limited	136,352,510	Security interest in 136,293,249 shares and beneficial owner of 59,261 shares	9.78%

Notes:

1. 920,059,699 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 95,350,050 shares by Fanlight Investment Limited, 129,225,276 shares by Nippomo Limited, 3,031,702 shares by Orient Creation Limited, 254,158,923 shares by Strathallan Investment Limited, 379,272,606 shares by Tamworth Investment Limited and 59,021,142 shares by Transpire Investment Limited.

2. The interests of Strathallan Investment Limited, Tamworth Investment Limited, Fanlight Investment Limited and Nippomo Limited were duplicated in the interests of Mr. Ng Teng Fong.

Save as disclosed in this Circular, the Directors and chief executive of TST Properties are not aware of any person who, as at the Latest Practicable Date, had any interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors or chief executive of TST Properties, no other person was directly or indirectly interest in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the TST Properties Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued share capital of the subsidiaries of TST Properties	Name of subsidiary of TST Properties	% of issued share capital held by that shareholder
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Hang Hau Station Construction Limited *(Note 3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited *(Note 3)*	40%
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited *(Note 3)*	40%

Notes:

1. This company was a wholly-owned subsidiary of Kerry Properties Limited.
2. The company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.
3. These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.

3. DIRECTORS' INTEREST IN COMPETING BUSINESSES

The Chairman of the Board Mr. Robert Ng Chee Siong and the Executive Director Mr. Daryl Ng Win Kong held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong. Mr. Robert Ng Chee Siong also held interests and/or directorships in companies operating hotels in Hong Kong.

As each of the Boards of TST Properties and Sino Land is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the TST Properties Group and the Sino Land Group operate their businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

4. LITIGATION

Save as disclosed in the annual report for the year ended 30th June 2005 of each of TST Properties and Sino Land, the Directors are not aware that any of the respective members of the TST Properties Group and the Sino Land Group were engaged in any litigation or arbitration of material importance and there was no litigation, arbitration or claim of material importance known to the Directors to be pending or threatened by or against any respective members of the TST Properties Group and the Sino Land Group.

5. MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the TST Properties Group and the Sino Land Group since 30th June 2005 (the date to which the latest published audited consolidated accounts of the TST Properties Group and the Sino Land Group were made up).

6. GENERAL

(a) As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the TST Properties Group and the Sino Land Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(b) Save as disclosed in the annual report for the year ended 30th June 2005 of each of TST Properties and Sino Land, none of the Directors is materially interested in any contract or arrangement subsisting at the date of this Circular which is significant in relation to the businesses of the TST Properties Group and the Sino Land Group taken as a whole.

(c) As at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets acquired or disposed of by any member of the TST Properties Group and the Sino Land Group or is proposed to be acquired or disposed of by any member of the TST Properties Group and the Sino Land Group since 30th June 2005, being the date to which the latest published audited consolidated accounts of the TST Properties Group and the Sino Land Group were made up.

(d) The company secretary of TST Properties and Sino Land is Mr. Eric Ip Sai Kwong. He is a fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The qualified accountant of TST Properties and Sino Land is Mr. Thomas Tang Wing Yung. He is an associate member of The Institute of Chartered Accountants in England and Wales and a fellow member of The Hong Kong Institute of Certified Public Accountants (Practising).

(f) The registered office of both TST Properties and Sino Land is at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(g) The English language text of this Circular shall prevail over the Chinese language text.

This Circular (in both English and Chinese versions) has been posted on TST Properties' and Sino Land's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of TST Properties' and Sino Land's corporate communication (including but not limited to annual report, interim report, notice of meeting, listing document, circular and proxy form) posted on TST Properties' and Sino Land's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the corporate communication using electronic means through TST Properties' and Sino Land's website and who for any reason have difficulty in receiving or gaining access to the circular posted on TST Properties' and Sino Land's website will promptly upon request be sent the circular in printed from free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through TST Properties' and Sino Land's website) and/or the language of TST Properties' ad Sino Land's corporate communication by notice in writing to the registrars of TST Properties, Friendly Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or the registrars of Sino Land, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (as the case may be).

(d) 尖沙咀置業及信和置業之公司秘書為葉世光先生。彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(e) 尖沙咀置業及信和置業之合資格會計師為鄧永鏞先生。彼為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深執業會計師。

(f) 尖沙咀置業及信和置業之註冊辦事處位於香港九龍尖沙咀梳士巴利道尖沙咀中心12字樓。

(g) 本通函中英文本如有任何歧義，概以英文本為準。

本通函(英文及中文版本)已在尖沙咀置業及信和置業之網頁http：//www.sino-land.com登載。凡選擇依賴在尖沙咀置業及信和置業網頁登載之尖沙咀置業及信和置業公司通訊(其中包括但不限於年報、中期報告、會議通告、上市文件、通函及代表委任表格)以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過尖沙咀置業及信和置業網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於尖沙咀置業及信和置業網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時向尖沙咀置業之股票登記處準誠證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)或信和置業之股票登記處標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)(視情況而定)發出書面通知，更改選擇收取尖沙咀置業及信和置業公司通訊之方式(例如以印刷本或以電子形式透過尖沙咀置業及信和置業之網頁收取)及／或文字版本。

3. 董事所擁有之競爭業務權益

董事會主席黃志祥先生及執行董事黃永光先生於香港從事物業投資、發展及管理之公司中擁有權益及／或身為該等公司之董事。黃志祥先生亦於香港從事酒店業務之公司中擁有權益及／或身為該等公司之董事。

由於尖沙咀置業及信和置業之董事會獨立於該等公司之董事會，亦各有三名獨立非執行董事，故尖沙咀置業集團及信和置業集團有能力獨立地按公平基準進行其業務。

4. 訴訟

除於尖沙咀置業及信和置業各自截至二零零五年六月三十日止年度之年報所披露者外，董事概不知悉尖沙咀置業集團及信和置業集團任何成員公司牽涉任何重大訴訟或仲裁，且就董事所知，尖沙咀置業集團及信和置業集團之任何成員公司概無尚未完結或面臨威脅之重大訴訟、仲裁或索償。

5. 重大改變

就董事所知，尖沙咀置業集團及信和置業集團之財務或經營狀況自二零零五年六月三十日（即尖沙咀置業集團及信和置業集團最近期發表經審核綜合賬目之結算日）以來並無重大逆轉。

6. 一般事項

(a) 於最後可行日期，概無董事與尖沙咀置業集團及信和置業集團任何成員公司訂有或擬訂立任何服務合約（不包括於一年內到期或僱主可不作賠償（法定賠償除外）而於一年內終止之合約）。

(b) 除於尖沙咀置業及信和置業各自截至二零零五年六月三十日止年度之年報所披露者外，概無董事在本通函日期仍然生效且與尖沙咀置業集團及信和置業集團整體業務有重大關係之任何合約或安排中擁有重大權益。

(c) 於最後可行日期，概無董事直接或間接擁有尖沙咀置業集團及信和置業集團任何成員公司自二零零五年六月三十日（即尖沙咀置業集團及信和置業集團最近期發表經審核綜合賬目之結算日）以來收購或出售或建議收購、出售任何資產權益。

除下文所披露者外，就尖沙咀置業董事或主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在尖沙咀置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有尖沙咀置業附屬公司之已發行股本10%或以上權益之股東名稱	尖沙咀置業附屬公司名稱	該股東所持有已發行股本百分比
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited *(附註1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(附註1)*	進宏投資有限公司 *(附註3)*	40%
Cashel Assets Limited *(附註1)*	坑口站(項目策劃)有限公司 *(附註3)*	40%
Cashel Assets Limited *(附註1)*	坑口站建築有限公司 *(附註3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	豪殿有限公司	20%
Goegan Godown Limited *(附註2)*	允傑發展有限公司	10%
Cashel Assets Limited *(附註1)*	Reca Limited *(附註3)*	40%
Cashel Assets Limited *(附註1)*	蔚藍灣畔財務有限公司 *(附註3)*	40%

附註：

1. 該公司為嘉里建設有限公司之全資附屬公司。

2. 該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。

3. 該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。

其他股東姓名	尖沙咀置業普通股數目	身份及權益類別	所佔已發行股本百分比
Fanlight Investment Limited	95,350,050 *(附註2)*	實益擁有人	6.84%
Nippomo Limited	129,225,276 *(附註2)*	實益擁有人	9.27%
堅固資本控股有限公司	136,352,510	136,293,249股為保證權益及59,261股之實益擁有人	9.78%

附註：

1. 920,059,699股由黃廷方先生100%控權之公司所持有－95,350,050股由Fanlight Investment Limited持有，129,225,276股由Nippomo Limited持有，3,031,702股由Orient Creation Limited持有，254,158,923股由Strathallan Investment Limited持有，379,272,606股由Tamworth Investment Limited持有及59,021,142股由Transpire Investment Limited持有。

2. Strathallan Investment Limited、Tamworth Investment Limited、Fanlight Investment Limited及Nippomo Limited所擁有之股份權益，於黃廷方先生股份權益內是重複的。

除本通函所披露者外，就尖沙咀置業董事及主要行政人員所知，概無任何人士於最後可行日期擁有根據證券及期貨條例第XV部第2及3分部規定須向尖沙咀置業披露之尖沙咀置業股份或相關股份之任何權益或淡倉。

除本通函所披露者外，於最後可行日期，概無任何尖沙咀置業董事於尖沙咀置業或其相聯法團之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會尖沙咀置業及聯交所之任何權益或淡倉(包括根據證券及期貨條例之有關條文彼等被視為或當作擁有之權益及淡倉)，或擁有根據證券及期貨條例第352條須登記於該條例所述由尖沙咀置業存置之登記冊內之任何權益或淡倉，或根據標準守則須知會尖沙咀置業及聯交所之任何權益或淡倉。

2.4　主要股東及其他股東所持有之尖沙咀置業權益

於最後可行日期，根據尖沙咀置業依照證券及期貨條例第336條存置之登記冊，下列人士擁有於尖沙咀置業股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須向尖沙咀置業披露之權益或淡倉：

尖沙咀置業股份之好倉

主要股東姓名	尖沙咀置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃廷方先生	999,239,066 *(附註1 & 2)*	79,117,482股之實益擁有人、61,885股為配偶權益及920,059,699股為受控公司權益	71.73%
Strathallan Investment Limited	254,158,923 *(附註2)*	實益擁有人	18.24%
Tamworth Investment Limited	379,272,606 *(附註2)*	實益擁有人	27.22%

聯營公司名稱	普通股數目	佔已發行股本百分比
藍灣半島物業管理有限公司	10 *(附註1 & 5)*	50%
旋翠有限公司	500,000 *(附註1 & 5)*	50%
擴財有限公司	1 *(附註1 & 7)*	50%
Murdoch Investments Inc.	2 *(附註1 & 3)*	100%
允傑發展有限公司	20,000 *(附註1 & 8)*	10%
Rich Century Investment Limited	500,000 *(附註1 & 5)*	50%
銀寧投資有限公司	10 *(附註1 & 5)*	50%
Sino Club Limited	2 *(附註9)*	100%
信和停車場管理有限公司	450,000 *(附註10)*	50%
信和地產代理有限公司	50,000 *(附註10)*	50%

附註：

1. Osborne乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。

2. 股份由Osborne全資附屬公司Devlin Limited所持有。

3. 股份由Osborne控制55%的Erleigh Investment Limited所持有。

4. 股份由Osborne控制50%的旋翠有限公司所持有。

5. 股份由Osborne所持有。

6. 股份由Osborne全資附屬公司城姿有限公司所持有。

7. 股份由Osborne全資附屬公司渤榮有限公司所持有。

8. 股份由Osborne全資附屬公司Goegan Godown Limited所持有。

9. 股份由Deansky Investments Limited控權50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控權。

10. 股份由Deansky Investments Limited所持有。

(b) *相聯法團股份之好倉*

(i) *附屬公司*

信和置業

董事姓名	**信和置業普通股數目**	**身份及權益類別**	**所佔已發行股本百分比**
黃志祥先生	2,677,456	119,551股之實益擁有人及2,557,905股為配偶權益	0.06%
夏佳理先生，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
黃永光先生	68,532	實益擁有人	≈0%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
王繼榮先生	–	–	–
唐國通先生	–	–	–

(ii) *聯營公司*

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	**普通股數目**	**所佔已發行股本百分比**
駿商有限公司	50 *(附註1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(附註1 & 3)*	100%
Dramstar Company Limited	440 *(附註1 & 4)*	44%
霸滔有限公司	1 *(附註1 & 5)*	50%
Erleigh Investment Limited	110 *(附註1 & 5)*	55%
長誠財務有限公司	1 *(附註1 & 5)*	50%
霸都財務有限公司	5 *(附註1 & 6)*	50%
霸都置業有限公司	5,000 *(附註1 & 6)*	50%

2.3 董事所持有尖沙咀置業及其相聯法團之股份及債券權益

於最後可行日期，尖沙咀置業之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會尖沙咀置業及聯交所之尖沙咀置業及其相聯法團（定義見證券及期貨條例第XV部）之尖沙咀置業股份、相關股份及債權證之權益及淡倉（包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須載入該條例所述登記冊或根據標準守則須知會尖沙咀置業及聯交所之上述權益及淡倉如下：

(a) 尖沙咀置業股份之好倉

董事姓名	尖沙咀置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	534,469	實益擁有人	0.03%
夏佳理先生，GBS, CVO, OBE, JP	60,000	實益擁有人	≈0%
黃永光先生	—	—	—
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
王繼榮先生	—	—	—
唐國通先生	—	—	—

除本通函所披露者外，就信和置業董事及主要行政人員所知，概無任何人士於最後可行日期擁有根據證券及期貨條例第XV部第2及3分部規定須向信和置業披露之信和置業股份或相關股份之任何權益或淡倉。

除下文所披露者外，就信和置業董事及主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在信和置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有信和置業附屬公司之已發行股本10%或以上權益之股東名稱	信和置業附屬公司名稱	該股東所持有已發行股本百分比
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited *(附註1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(附註1)*	進宏投資有限公司 *(附註3)*	40%
Cashel Assets Limited *(附註1)*	坑口站(項目策劃)有限公司 (附註3)	40%
Cashel Assets Limited *(附註1)*	坑口站建築有限公司 *(附註3)*	40%
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	豪殿有限公司	20%
Goegan Godown Limited *(附註2)*	允傑發展有限公司	10%
Cashel Assets Limited *(附註1)*	Reca Limited *(附註3)*	40%
Cashel Assets Limited *(附註1)*	蔚藍灣畔財務有限公司 *(附註3)*	40%

附註：

1. 該公司為嘉里建設有限公司之全資附屬公司。

2. 該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。

3. 該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。

其他股東姓名	信和置業普通股數目	身份及權益類別	所佔已發行股本百分比
陳廷驊先生	325,497,734 *(附註2 & 4)*	受控公司權益	7.55%
陳楊福娥女士	325,497,734 *(附註2、3 & 4)*	配偶權益	7.55%
Xing Feng Investments Limited	325,497,734 *(附註2 & 4)*	受控公司權益	7.55%
興智投資有限公司	325,497,734 *(附註2 & 4)*	實益擁有人	7.55%
堅固資本控股有限公司	260,649,232	260,507,363股為保證權益及141,869股之實益擁有人	6.05%
Spangle Investment Limited	285,487,538 *(附註5)*	實益擁有人	6.62%

附註：

1. 關於受控公司所持之2,338,047,296股：

    (a) 1,069,366,238股由黃廷方先生擁有71.73%股份權益之尖沙咀置業持有；

    (b) (i) 32,788,092股由尖沙咀置業之全資附屬公司南隆地產發展有限公司控權95.23%之Orchard Centre Holdings (Pte) Limited所持有；及

    (ii) 1,175,499,345股由尖沙咀置業全資附屬公司持有(包括由Spangle Investment Limited所持的285,487,538股(附註5))；及

    (c) 60,393,621股由黃廷方先生控權100%之公司所持有－887股由Fanlight Investment Limited持有，25,401,433股由Karaganda Investments Inc.持有，1,117,580股由Orient Creation Limited持有，5,302,349股由Strathallan Investment Limited持有，15,981,356股由Strong Investments Limited持有，12,315,217股由Tamworth Investment Limited持有及274,799股由Transpire Investment Limited持有。

2. 325,497,734股之好倉由興智投資有限公司(「興智」)持有。興智乃由陳廷驊先生控權100%的Xing Feng Investments Limited(「Xing Feng」)全資擁有。

3. 陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。

4. 陳廷驊先生、陳楊福娥女士、Xing Feng及興智所擁有之股份權益是重複的。

5. 285,487,538股由尖沙咀置業之全資附屬公司Spangle Investment Limited持有。該等股份於黃廷方先生及尖沙咀置業之股份權益是重複的。

7. 股份由Osborne全資附屬公司渤榮有限公司所持有。

8. 股份由Osborne全資附屬公司Goegan Godown Limited所持有。

9. 股份由Deansky Investments Limited控制50%的信和地產代理有限公司所持有，Deansky Investments Limited由黃志祥先生100%控權。

10. 股份由Deansky Investments Limited所持有。

除本通函所披露者外，於最後可行日期，概無任何信和置業董事於信和置業或其相聯法團之股份、相關股份或債權證中擁有或視為擁有根據證券及期貨條例第XV部第7及8分部須知會信和置業及聯交所之任何權益或淡倉(包括根據證券及期貨條例之有關條文彼等被視為或當作擁有之權益及淡倉)，或擁有根據證券及期貨條例第352條須登記於該條例所述由信和置業存置之登記冊內之任何權益或淡倉，或根據標準守則須知會信和置業及聯交所之任何權益或淡倉。

2.2 主要股東及其他股東所持有之信和置業權益

於最後可行日期，根據信和置業依照證券及期貨條例第336條存置之登記冊，下列人士擁有於信和置業股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須向信和置業披露之權益或淡倉：

信和置業股份之好倉

主要股東姓名	信和置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃廷方先生	2,366,683,367 *(附註1 & 5)*	25,270,784股之實益擁有人、3,365,287股為配偶權益及2,338,047,296股為受控公司權益	54.95%
尖沙咀置業	2,277,653,675 *(附註1(a)、1(b) & 5)*	1,069,366,238股之實益擁有人及1,208,287,437股為受控公司權益	52.88%

(ii) 聯營公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	普通股數目	所佔已發行股本百分比
駿商有限公司	50 *(附註1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(附註1 & 3)*	100%
Dramstar Company Limited	440 *(附註1 & 4)*	44%
霸滔有限公司	1 *(附註1 & 5)*	50%
Erleigh Investment Limited	110 *(附註1 & 5)*	55%
長誠財務有限公司	1 *(附註1 & 5)*	50%
霸都財務有限公司	5 *(附註1 & 6)*	50%
霸都置業有限公司	5,000 *(附註1 & 6)*	50%
藍灣半島物業管理有限公司	10 *(附註1 & 5)*	50%
旋翠有限公司	500,000 *(附註1 & 5)*	50%
擴財有限公司	1 *(附註1 & 7)*	50%
Murdoch Investments Inc.	2 *(附註1 & 3)*	100%
允傑發展有限公司	20,000 *(附註1 & 8)*	10%
Rich Century Investment Limited	500,000 *(附註1 & 5)*	50%
銀寧投資有限公司	10 *(附註1 & 5)*	50%
Sino Club Limited	2 *(附註9)*	100%
信和停車場管理有限公司	450,000 *(附註10)*	50%
信和地產代理有限公司	50,000 *(附註10)*	50%

附註：

1. Osborne Investments Ltd.（「Osborne」）乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。

2. 股份由Osborne全資附屬公司Devlin Limited所持有。

3. 股份由Osborne控制55%的Erleigh Investment Limited所持有。

4. 股份由Osborne控制50%的旋翠有限公司所持有。

5. 股份由Osborne所持有。

6. 股份由Osborne全資附屬公司城姿有限公司所持有。

董事姓名	信和置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃永光先生	68,532	實益擁有人	≃0%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
傅育寧博士	–	–	–
唐國通先生	–	–	–
余惠偉先生	–	–	–
鄧永鏞先生	–	–	–

(b) *相聯法團股份之好倉*

(i) *控股公司*

尖沙咀置業

董事姓名	尖沙咀置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	534,469	實益擁有人	0.03%
夏佳理先生，GBS, CVO, OBE, JP	60,000	實益擁有人	≃0%
黃永光先生	–	–	–
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
傅育寧博士	–	–	–
唐國通先生	–	–	–
余惠偉先生	–	–	–
鄧永鏞先生	–	–	–

1. 責任聲明

本通函乃遵照上市規則之規定提供有關尖沙咀置業及信和置業之資料。尖沙咀置業之董事就本通函所載資料(有關尖沙咀置業集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知悉及確信，本通函並無遺漏任何其他事實(有關尖沙咀置業集團之事實)，致使其中任何內容有所誤導。信和置業之董事亦就本通函所載資料(有關信和置業集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知悉及確信，本通函並無遺漏任何其他事實(有關信和置業集團之事實)，致使其中任何內容有所誤導。

2. 權益披露

2.1 董事所持有信和置業及其相聯法團之股份及債券權益

於最後可行日期，信和置業之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會信和置業及聯交所之信和置業及其相聯法團(定義見證券及期貨條例第XV部)之信和置業股份、相關股份及債權證之權益及淡倉(包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉)，或根據證券及期貨條例第352條須載入該條例所述登記冊或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會信和置業及聯交所之上述權益及淡倉如下：

(a) 信和置業股份之好倉

董事姓名	信和置業普通股數目	身份及權益類別	所佔已發行股本百分比
黃志祥先生	2,677,456	119,551股之實益擁有人及2,557,905股為配偶權益	0.06%
夏佳理先生，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%

8. 一般事項

另請 閣下留意本通函附錄所載之一般資料。

此致

列位股東 台照

承董事會命
尖沙咀置業集團有限公司
秘書
葉世光

承董事會命
信和置業有限公司
秘書
葉世光

二零零五年十月二十一日

4. 交易之財務影響

依據土地成本50%之初步資本承擔，董事預期交易將不會對尖沙咀置業及信和置業之盈利、資產淨值及負債產生任何即時重大影響。

5. 進行交易之理由及得益

信和置業集團之主要業務範圍之一為於香港從事物業發展及投資。藉成立合營企業進行該等項目屬於信和置業集團與其他業務伙伴在香港持續發展的主要業務範圍。

用作發展為住宅及零售物業之海庭道地塊及海泓道與海庭道交界地塊，加進信和置業集團土地儲備內，乃符合信和置業集團其中一項核心業務策略。兩幅地塊將發展為高級住宅及零售綜合項目，配有設備完善之住客會所、康樂設施及泊車位。

6. 有關尖沙咀置業及信和置業之資料

尖沙咀置業乃信和置業之控股公司。尖沙咀置業及信和置業均為投資控股公司，彼等之主要業務包括物業發展及投資、股份投資及買賣、財務及管理服務。

7. 有關華人置業及南豐之資料

華人置業集團之主要業務為物業發展及買賣、物業租賃、放債及證券投資、投資控股及經紀服務。

南豐之主要業務為投資控股、財務借貸及物業投資。

南豐乃一家由陳廷驊先生實益擁有之公司，根據證券及期貨條例存置之登記冊所示，截至最後可行日期，陳廷驊先生亦實益擁有信和置業已發行股本之7.55%權益。華人置業及南豐過往曾與信和置業之聯營公司就土地發展項目成立合營企業。

根據上述華人置業及南豐提供之資料，以及據董事經作出一切合理查詢後所知悉及所信，華人置業及南豐各自為信和置業及尖沙咀置業之獨立第三方，彼等與信和置業及尖沙咀置業之董事、主要股東及主要行政人員及彼等各自之附屬公司及聯繫人士(定義見上市規則)概無任何關連。

c. 董事會成員 : 總共八名董事，其中四名由信和置業(透過會連)委任，兩名由華人置業(透過光榮)委任及兩名由南豐(透過怡泰)委任，或合營夥伴按照各自於Bestwise之股權比例而同意之董事數目。

3.2 主要業務

Bestwise為一家投資控股公司，乃一家由會連、光榮及怡泰(分別為信和置業、華人置業及南豐之全資附屬公司)按50/25/25之比例組成之合營企業實體，透過其兩家全資附屬公司丰佳及協國，進行該等項目。

3.3 資金需求

合營夥伴須按50/25/25之比例各自安排向Bestwise提供該等項目之一切所需資金。Bestwise日後之資金需求將以外部借貸及由合營夥伴按彼等各自之股權注資之方式提供。信和置業將以內部資源及銀行借貸提供其注資金額。於最後可行日期，信和置業除土地成本之50%以外未有任何資本承擔。尖沙咀置業及信和置業將不時監察其承擔總額並在有需要時遵守上市規則之任何規定。

3.4 會計處理

Bestwise將根據香港財務報告準則於尖沙咀置業及信和置業之財務報表中以權益會計法入賬。尖沙咀置業及信和置業所間接持有Bestwise的股權將以「投資聯營公司權益」及「應佔聯營公司業績」分別於尖沙咀置業及信和置業的資產負債表及收益表中披露。

3.5 利潤攤分

預期該等項目之任何利潤將最終由合營夥伴按50/25/25之比例攤分。

3.6 合營協議

按現時意向，合營夥伴將盡快訂立一項載有上述主要條款之合營協議。倘該合營協議之條文與上述主要條款不一致，信和置業及尖沙咀置業將於簽訂合營協議後盡快再作出公告。

根據上市規則第14章，由於上市規則第14.07條規定之適用百分比率超過5%但少於25%，因此成立Bestwise構成一項須予披露交易。

本通函旨在根據上市規則第14章之規定向 閣下提供有關成立Bestwise之進一步資料。

2. 交易

於二零零五年九月二十七日，信和置業、華人置業及南豐透過成立Bestwise（一家於英屬處女群島註冊成立之合營公司）成立一個合營企業。Bestwise由信和置業擁有50%、由華人置業擁有25%及由南豐擁有25%（分別透過各自之全資附屬公司）。Bestwise成立之目的為透過其全資附屬公司丰佳及協國進行該等項目。

於二零零五年九月二十七日，丰佳及協國各自成功以競投價3,190,000,000港元及2,730,000,000港元，從政府分別投得海庭道地塊及海泓道與海庭道交界地塊。

就該等項目之初步交易，信和置業將投放之資本承擔總額為土地成本之50%。於最後可行日期，仍未確定該等項目未來成本之資本承擔總額。尖沙咀置業及信和置業將不時監察承擔總額及於需要時遵守上市規則之任何規定。

3. 合營企業實體－BESTWISE

3.1 若干公司資料

a. 註冊成立日期 ： 二零零五年九月五日

b. 已發行股本 ： 100美元分為100股每股面值1.00美元之股份。50股已按面值以現金方式配發及發行予會連，25股已按面值以現金方式配發及發行予光榮及25股已按面值以現金方式配發及發行予怡泰，上述股份之配發及發行全部於二零零五年九月二十七日進行。

尖沙咀置業集團有限公司

(於香港註冊成立之有限公司)
(股份代號：247)

信和置業有限公司

(於香港註冊成立之有限公司)
(股份代號：83)

尖沙咀置業集團有限公司董事：
黃志祥*(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
王繼榮*
唐國通
黃永光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

信和置業有限公司董事：
黃志祥*(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP *
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

非執行董事
* *獨立非執行董事*

敬啓者：

須予披露交易

1. 緒言

謹此提述該公告中董事會宣佈，於二零零五年九月二十七日，信和置業、華人置業及南豐透過成立Bestwise(一家於英屬處女群島註冊成立之合營公司)成立一個合營企業。Bestwise由會連(信和置業之全資直接附屬公司)擁有50%、由光榮(華人置業之間接全資附屬公司)擁有25%及由怡泰(南豐之直接全資附屬公司)擁有25%。Bestwise成立之目的為分別透過其全資附屬公司丰佳及協國擁有及發展海庭道地塊及海泓道與海庭道交界地塊成為住宅及零售物業。.

「信和置業」	指	信和置業有限公司，一家於香港註冊成立之公司，其股份於聯交所主板上市
「信和置業集團」	指	信和置業及其附屬公司
「信和置業股份」	指	信和置業股本中每股面值1.00港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「交易」	指	由合營夥伴成立Bestwise
「尖沙咀置業」	指	尖沙咀置業集團有限公司，一家於香港註冊成立之公司，其股份於聯交所主板上市
「尖沙咀置業集團」	指	尖沙咀置業及其附屬公司
「尖沙咀置業股份」	指	尖沙咀置業股本中每股面值0.20港元之普通股
「協國」	指	協國有限公司，一家於香港註冊成立之公司
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

「海泓道與海庭道交界地塊」	指	位於西九龍填海區，海泓道與海庭道交界，九龍內地段第11167號，地盤面積為66,511平方呎之地塊
「合營夥伴」	指	Bestwise之三方合營夥伴，為信和置業、華人置業及南豐
「會連」	指	會連發展有限公司，一家於香港註冊成立之公司，為信和置業之直接全資附屬公司
「土地成本」	指	海庭道地塊及海泓道與海庭道交界地塊之合計競投價，金額為5,920,000,000港元
「兩幅地塊」	指	海庭道地塊及海泓道與海庭道交界地塊
「最後可行日期」	指	二零零五年十月十七日，即本通函付印前確定其中所載若干資料之最後可行日期
「上市規則」	指	現時生效之聯交所證券上市規則
「南豐」	指	南豐發展有限公司，一家於香港註冊成立之公司
「中國」	指	中華人民共和國
「該等項目」	指	合營夥伴將兩幅地塊發展為住宅及零售物業，海庭道地塊及海泓道與海庭道交界地塊之住宅總樓面面積分別為517,533平方呎及432,314平方呎，非住宅總樓面面積分別為79,621平方呎及66,511平方呎
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股東」	指	尖沙咀置業及信和置業之股東

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「該公告」	指	尖沙咀置業及信和置業於二零零五年十月三日發出有關成立合營企業之聯合公告，成立合營企業根據上市規則第14章構成一項須予披露之交易
「丰佳」	指	丰佳有限公司，一家於香港註冊成立之公司
「Bestwise」	指	Bestwise Resources Limited，一家於英屬處女群島註冊成立之公司，由信和置業擁有50%、華人置業擁有25%及南豐擁有25%
「董事會」	指	有關之董事會
「華人置業」	指	華人置業集團有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市
「華人置業集團」	指	華人置業及其附屬公司
「通函」	指	有關成立Bestwise之通函
「董事」	指	尖沙咀置業及信和置業各自之董事
「光榮」	指	光榮有限公司，一家於香港註冊成立之公司，為華人置業之間接全資附屬公司
「怡泰」	指	怡泰發展有限公司，一家於香港註冊成立之公司，為南豐之直接全資附屬公司
「政府」	指	香港政府
「海庭道地塊」	指	位於西九龍填海區，海庭道九龍內地段第11168號，地盤面積為79,621平方呎之地塊
「香港」	指	中國香港特別行政區

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何內容或所採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或以其他形式轉讓名下所有**尖沙咀置業集團有限公司**及／或**信和置業有限公司**之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

尖沙咀置業集團有限公司

(於香港註冊成立之有限公司)

(股份代號：247)

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

須予披露交易

成立合營企業

董事會函件載於本通函第4至8頁。

二零零五年十月二十一日